82-4578

centrica

taking care of the essentials

04 APR -1 AM 7:21

04024012

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Secretariat

dlw 4/5

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

1 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica signs five year flexible supply contract with Shell

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

April 1, 2004

Centrica signs five year flexible supply contract with Shell

Centrica plc today announced that its subsidiary British Gas Trading Limited (British Gas) has secured a five year flexible supply contract with Shell Energy Europe B.V. (Shell) to deliver gas to Centrica commencing 1 October 2004.

Shell has been contracted to deliver an average total of 4.5 billion cubic metres (bcm) to British Gas over the full five year life of the contract, with flexibility for total volume to be less than or in excess of this figure. The agreement provides significant buyer's optionality for pricing and volume nomination arrangements and will deliver gas to the UK's NBP. The contract could represent a total consideration of approximately £300 million.

Jake Ulrich, Managing Director of Centrica Energy, said: "This agreement with Shell marks an important step in Centrica continuing to source gas for our customers from a diverse range of structured contracts, utilising our risk management approach.

"This is an innovative deal which will add to the existing volume under contract in our portfolio, as well as providing for flexibility which assists us in more closely matching our seasonal supply requirements. Centrica and Shell also believe this agreement could act as a valuable platform for further discussions as we look to source gas for our customers from existing and new areas in the years ahead."

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900